FORM 4

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
             or Section 30(f) of the Investment Company Act of 1940


1.       Name and Address of Reporting Person*
                  Robert Scott MacTarnahan
                  11416 SW Lynnridge Avenue
                  Portland, Oregon  97225

2.       Issuer Name and Ticker or Trading Symbol
                  Portland Brewing Company

3.       I.R.S. Identification Number of Reporting Person, if an entity
         (Voluntary)
                  N/A

4.       Statement for Month/Year
                  10/99

5.       If Amendment, Date of Original (Month/Year)


6.       Relationship of Reporting Person(s) to Issuer (Check all applicable)
                  /X  /    Director
                  /   /    Officer (give title below)

                  /X  /    10% Owner
                  /   /    Other (specify below)N/A
                                    _____________________________

7.       Individual or Joint/Group Filing (Check Applicable Line)
                  /X  /    Form filed by One Reporting Person
                  /   /    Form filed by More than One Report Person




Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see Instruction
4(b)(v).

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                 Table 1 -- Non-Derivative Securities Acquired,
                       Disposed of, or Beneficially Owned

1.       Title of Security (Instr. 3)
                  (i)      Common Stock
                  (ii)     Common Stock
                  (iii)    Common Stock
                  (iv)     Common Stock
                  (v)      Common Stock

2.       Transaction Date(s) (Month/Day/Year)
                  (i)      10/31/99
                  (ii)
                  (iii)
                  (iv)     10/31/99
                  (v)

3.       Transaction Code (Instr. 8)
                  (i)      Code:            J*
                           V:
                  (ii)     Code:
                           J:
                  (iii)    Code:
                           J:
                  (iv)     Code:            J*
                           J:
                  (v)      Code:
                           J:

4.       Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)
                  (i)      Amount           97,714*
                           (A) or (D)       (A)
                           Price            *
                  (ii)     Amount
                           (A) or (D)
                           Price
                  (iii)    Amount
                           (A) or (D)
                           Price
                  (iv)     Amount           30,000*
                           (A) or (D)       (D)
                           Price            *
                  (v)      Amount
                           (A) or (D)
                           Price

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5.       Amount of Securities Beneficially Owned at End of Month (Instr. 3
         and 4)
                  (i)      97,714
                  (ii)     765,162
                  (iii)    73,335
                  (iv)     -0-
                  (v)      600

6.       Ownership Form:  Direct (D) or Indirect (I) (Instr. 4)
                  (i)      D
                  (ii)     I
                  (iii)    I
                  (iv)
                  (v)      I

7.       Nature of Indirect Beneficial Ownership (Instr. 4)
                  (i)
                  (ii)     by Harmer Mill & Logging Supply Co.
                  (iii)    by Black Lake Investments
                  (iv)
                  (v)      by spouse

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    Table II -- Derivative Securities Acquired, Disposed of, or Beneficially
      Owned (e.g., puts, calls, warrants, options, convertible securities)

1.       Title of Derivative Security (Instr. 3)
                  (i)      Series A Preferred Stock - Convertible Preferred
                  (ii)     Common Stock Purchase Warrant (Right to Buy)
                  (iii)    Common Stock Option (Right to Buy

2.       Conversion or Exercise Price of Derivative Security
                  (i)      100 Common for 1 Preferred
                  (ii)     $3.3333
                  (iii)    $5.3333

3.       Transaction Date (Month/Day/Year)


4.       Transaction Code (Instr. 8)
                           Code:
                           V:

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)


6.       Date Exercisable and Expiration Date (Month/Day/Year)
                  (i)      Date Exercisable:2/25/04
                           Expiration Date  2/25/04
                  (ii)     Date Exercisable:Immed
                           Expiration Date: 12/31/02
                  (iii)    Date Exercisable:Immed
                           Expiration Date

7.       Title and Amount of Underlying Securities (Instr. 3 and 4)
                  (i)      Title:             Common Stock
                           Amount of Shares:  288,500
                  (ii)     Title:             Common Stock
                           Amount of Shares:  43,848.75
                  (iii)    Title:             Common Stock
                           Amount of Shares:  6,000

8.       Price of Derivative Security (Instr. 5)
                  (i)      $52
                  (ii)
                  (iii)

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9.       Number of Derivative Securities Beneficially Owned at End of Month
         (Instr. 4)
                  (i)      288,500
                  (ii)     43,848.75
                  (iii)    6,000

10.      Ownership Form of Derivative Security:  Direct (D) or Indirect (I)
         (Instr. 4)
                  (i)      I
                  (ii)     I
                  (iii)    D

11.      Nature of Indirect Beneficial Ownership (Instr. 4)
                  (i)      by Harmer Mill & Logging Supply, Inc.
                  (ii)     by MacTarnahan Limited Partnership
                  (iii)



Explanation of Responses:

*The 30,000 shares disposed were owned by Harco Products, Inc. which the reporting person had the ability to control. The acquired shares, valued at $.75 per share, were received as consideration for the purchase by the Registrant of the common stock of Harco Products, Inc. 11/ /99 ** Signature of Reporting Person Date

                                   /s/ Robert Scott MacTarnahan       11/9/99
                                   ---------------------------------  ---------
                                   ** Signature of Reporting Person   Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential person(s) who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.